Annual and Special Meeting of Shareholders
of
SILVER WHEATON CORP.
 (the “Company”)
May 9, 2014

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon
Votes By Ballot
	Outcome of Vote	Votes For	Votes Withheld

1.    The election of the following directors:

1.  Lawrence I. Bell

2. George L. Brack

3. John A. Brough

4. R. Peter Gillin

5. Chantal Gosselin

6. Douglas M. Holtby

7. Eduardo Luna

8. Wade D. Nesmith

9. Randy V.J. Smallwood
	Carried	170,061,439 (99.06%) 168,457,095 (98.13%) 170,150,611 (99.12%) 170,136,257 (99.11%) 170,408,989 (99.27%) 169,972,210 (99.01%) 136,291,095 (79.39%) 139,000,466 (80.97%) 169,739,131 (98.88%)	1,607,166 (0.94%) 3,211,510 (1.87%) 1,517,994 (0.88%) 1,532,348 (0.89%) 1,259,616 (0.73%) 1,696,395 (0.99%) 35,377,510 (20.61%) 32,668,139 (19.03%) 1,929,474 (1.12%)
Votes by Proxy
	Outcome of Vote	Votes For	Votes Withheld
2. Appointment of Deloitte LLP, Independent Registered Public Accounting Firm, as auditors of the Company and authorizing the directors to fix their remuneration	Carried	236,334,023 (98.96%)	2,475,009 (1.04%)
	Outcome of Vote	Votes For	Votes Against
3. A non-binding advisory resolution accepting the Company’s approach to executive compensation.	Carried	163,499,155 (95.27%)	8,109,269 (4.73%)
Votes by Ballot
	Outcome of Vote	Votes For	Votes Against
4. Approve an amendment to Company’s share option plan	Carried	153,409,852 (89.36%)	18,258,741 (10.64%)
Votes by Proxy
	Outcome of Vote	Votes For	Votes Against
5. Confirm the adoption of a by-law providing for advance notice requirements for the nomination of directors	Carried	167,676,219 (97.71%)	3,931,815 (2.29%)
	Outcome of Vote	Votes For	Votes Against
6. Confirm the adoption of amendments to the existing by-laws to increase the quorum at a meeting of shareholders from 10% to 25%	Carried	170,699,873 (99.47%)	908,161 (0.53%)
	Outcome of Vote	Votes For	Votes Against
7. Confirm the adoption of amendments to the existing by-laws to modernize and enhance notice and signature provisions	Carried	170,872,113 (99.58%)	715,785 (0.42%)